Exhibit 99.1

SECOND QUARTER 2014 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2014 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2014 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 22, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,201 million for the second quarter ended April 30, 2014, up $292 million or 15% from the prior year. Our results reflect solid performance across all of our businesses, including record earnings in Wealth Management and higher earnings in Capital Markets, Personal & Commercial Banking and Investor & Treasury Services, and positive operating leverage.

“We delivered earnings of $2.2 billion and a return on equity of 19% while maintaining a strong capital position. These results demonstrate the earnings power of RBC, our prudent approach to risk management and our ability to manage costs effectively,” said Gordon M. Nixon, RBC CEO. “We continue to extend our leadership positions in Canada and select global markets through our ongoing focus on our clients.”

Q2 2014 compared to Q2 2013

•	Net income of $2,201 million (up 15% from $1,909 million)
•	Diluted earnings per share (EPS) of $1.47 (up $0.22 from $1.25)
•	Return on common equity (ROE)(1) of 19.1% (up from 18.7%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.7%

YTD 2014 compared to YTD 2013

•	Net income of $4,293 million (up 9% from $3,956 million)
•	Diluted EPS of $2.85 (up $0.26 from $2.59)
•	ROE of 18.6% (down from 19.4%)

Excluding the prior year’s restructuring charge in Investor & Treasury Services of $31 million ($44 million before tax) related to the integration of Investor Services, net income was up 13% from $1,940 million, EPS was up $0.20 from $1.27 and ROE was flat compared to last year(2).

Compared to the prior quarter, net income increased $109 million. Excluding the prior quarter’s loss of $60 million (before and after-tax) related to the sale of RBC Jamaica, as well as provisions of $32 million ($40 million before tax) related to post-employment benefits and restructuring charges in the Caribbean, net income was up $17 million or 1%(2), despite fewer days in the quarter.

Q2 2014 Business Segment Performance

Personal & Commercial Banking net income was $1,115 million, up $76 million or 7% compared to last year. Canadian Banking net income of $1,110 million was up $86 million or 8%, largely due to volume growth across most businesses and lower provisions for credit losses (PCL). Canadian Banking had positive operating leverage of 0.9%.

Compared to last quarter, net income was up $44 million or 4%. Excluding the prior quarter’s loss of $60 million (before and after-tax) and provisions of $32 million ($40 million before tax) noted above, net income was down $48 million or 4%(2). Canadian Banking net income was down $27 million or 2%, largely due to the negative impact of seasonal factors, including fewer days in the quarter, partially offset by lower PCL.

Wealth Management net income was $278 million, up $56 million or 25% compared to last year, reflecting higher average fee-based client assets from capital appreciation and strong net sales, along with positive operating leverage. Compared to the prior quarter, net income was up $43 million or 18%, mainly due to higher average fee-based client assets. Last quarter also included PCL related to a few accounts.

Insurance net income was $154 million, down $10 million or 6% from a year ago, mainly due to higher claims costs in International Insurance. Compared to the prior quarter, earnings were relatively flat as lower net claims costs in Canadian Insurance were mostly offset by the positive impact of two new U.K. annuity contracts in the prior quarter.

Investor & Treasury Services net income was $112 million, up $47 million or 72% from a year ago. Excluding the prior year’s restructuring charge of $31 million ($44 million before tax) noted above, net income was up $16 million or 17%(2), driven by continuing benefits from our efficiency management activities and higher net interest income from growth in client deposits. Compared to last quarter, net income was up $6 million or 6%, driven by higher net interest income from growth in client deposits and higher custodial fees.

[1]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q2 2014 Report to Shareholders.
[2]	Results and measures excluding specified items are non-GAAP. For further information, including a reconciliation, refer to the non-GAAP measures section on page 2 of this Earnings Release.

Capital Markets net income was $507 million, up $124 million or 32% compared to last year, largely due to strong trading results, solid growth in our U.S. loan book and higher M&A activity. In addition, results were impacted by a favourable accounting adjustment related to fair value adjustments on certain RBC debt(3), which was largely offset by higher litigation provisions and related legal costs. Compared to last quarter, net income was relatively flat, as higher trading revenue and higher debt origination activity mainly in the U.S. were largely offset by lower loan syndication activity and higher litigation provisions and related legal costs.

Corporate Support net income was $35 million, largely reflecting asset/liability management activities and gains on private equity investments.

Capital – As at April 30, 2014, our Basel III CET1 ratio was 9.7%, in line with last quarter as strong internal capital generation was offset by growth in risk-weighted assets and share repurchases.

Credit Quality – Total PCL of $244 million decreased $43 million from the prior year largely reflecting lower provisions in Canadian Banking and Capital Markets, partially offset by higher PCL in the Caribbean. Compared to the prior quarter, PCL was down $48 million, largely reflecting lower provisions in Canadian Banking and Wealth Management.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items include a restructuring charge of $31 million ($44 million before tax) related to the integration of Investor Services in the prior year, a loss of $60 million (before and after-tax) related to the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively “RBC Jamaica”) as previously announced on January 29, 2014 and provisions related to post-employment benefits and restructuring charges in the Caribbean of $32 million ($40 million before tax) in the prior quarter.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance and should enhance the comparability of different periods.

Net Income, excluding specified items
	For the three months ended January 31, 2014				For the six months ended April 30, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Net income	$2,092	$60	$32	$2,184	$4,293	$60	$32	$4,385
Basic earnings per share	$1.39	$0.04	$0.02	$1.45	$2.86	$0.04	$0.02	$2.92
Diluted earnings per share	$1.38	$0.04	$0.02	$1.44	$2.85	$0.04	$0.02	$2.91
ROE	18.1%			18.9%	18.6%			19.0%
	For the three months ended April 30, 2013				For the the six months ended April 30, 2013
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Restructuring charge		Adjusted	Reported	Restructuring charge		Adjusted
Net income	$1,909	$31		$1,940	$3,956	$31		$3,987
Basic earnings per share	$1.26	$0.02		$1.28	$2.61	$0.02		$2.63
Diluted earnings per share	$1.25	$0.02		$1.27	$2.59	$0.02		$2.61
ROE	18.7%			19.1%	19.4%			19.5%

Personal & Commercial Banking net income, excluding specified items
	For the three months ended January 31, 2014				For the six months ended April 30, 2014
(Millions of Canadian dollars)	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Net income	$1,071	$60	$32	$1,163	$2,186	$60	$32	$2,278

Investor & Treasury Services net income, excluding specified items
	For the three months ended April 30, 2013			For the the six months ended April 30, 2013
(Millions of Canadian dollars)	Reported	Restructuring charge	Adjusted	Reported	Restructuring charge	Adjusted
Net income	$65	$31	$96	$144	$31	$175

[3]	Effective the second quarter of 2014, we prospectively adopted the own credit provisions of IFRS 9 Financial Instruments with an initial application date of November 1, 2013. Changes in fair value in our financial liabilities designated as at fair value through profit or loss (FVTPL) attributable to changes in credit risk are now recorded in other comprehensive income. For further information, refer to Accounting and control matters section of our Q2 2014 Report to shareholders and Note 2 of our Q2 2014 Interim Condensed Consolidated Financial Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and in the Risk management section of our Q2 2014 Report to Shareholders; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report, as updated by the Overview section in our Q2 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report to Shareholders and in the Risk management section of our Q2 2014 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2014 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday May 22nd, 2014 at 8:00 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 9924454#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EDT) on May 22, 2014 until August 21, 2014 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 2624092#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Poole, Associate Director, Investor Relations, robert.poole@rbc.com, 416-955-7809

Christopher Taylor, Associate Director, Investor Relations, christopher.taylor@rbc.com, 416-955-7872

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 42 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.